UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                          TRIPACIFIC DEVELOPMENT CORP.

                                -----------------
                                (Name of Issuer)

                                  Common Stock

                                -----------------
                         (Title of Class of Securities)

                                       N/A

                                -----------------
                                 (CUSIP Number)

                   Gerald R. Tuskey, Personal Law Corporation
                       Suite 450, 688 West Hastings Street
                           Vancouver, British Columbia
                                 V6B 1P1 Canada
                            Telephone: (604)681-9588

                                -----------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                October 15, 1999

1. Names of Reporting Persons S.S. or I.R.S. Identification Nos. of above persons:

         New Media Enterprises Ltd.

2.       Check the Appropriate Box if a Member of a Group:

         (a)      [X]               (b)     [  ]

3.       SEC Use Only

4.       Source of Funds:

         WC

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

         [   ]

6.       Citizenship or Place of Organization:

         Road Town, Tortola, B.V.I.

Number of shares beneficially owned by each Reporting Person with:

7.       Sole Voting Power:

         304,000

8.       Shared Voting Power:

         0

9.       Sole Dispositive Power:

         304,000

10.      Shared Dispositive Power:

         0

11.      Aggregate Amount Beneficially Owned by Each Reporting Person:

         304,000

12.      Check if the Aggregate Amount in Row 11 Excludes Certain Shares:

         [   ]

13.      Percent of Class Represented by Amount in Row 11:

         60.8%

14.      Type of Reporting Person

         CO

1. Names of Reporting Persons S.S. or I.R.S. Identification Nos. of above persons:

         Event Horizon Ltd.

2.       Check the Appropriate Box if a Member of a Group:

         (a)      [X]               (b)     [  ]

3.       SEC Use Only

4.       Source of Funds:

         WC

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

         [   ]

6.       Citizenship or Place of Organization:

         Road Town, Tortola, B.V.I.

Number of shares beneficially owned by each Reporting Person with:

7.       Sole Voting Power:

         24,500

8.       Shared Voting Power:

         0

9.       Sole Dispositive Power:

         24,500

10.      Shared Dispositive Power:

         0

11.      Aggregate Amount Beneficially Owned by Each Reporting Person:

         24,500

12.      Check if the Aggregate Amount in Row 11 Excludes Certain Shares:

         [   ]

13.      Percent of Class Represented by Amount in Row 11:

         4.9%

14.      Type of Reporting Person

         CO

1. Names of Reporting Persons S.S. or I.R.S. Identification Nos. of above persons:

         Swordfish Capital

2.       Check the Appropriate Box if a Member of a Group:

         (a)      [X]               (b)     [  ]

3.       SEC Use Only

4.       Source of Funds:

         WC

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

         [   ]

6.       Citizenship or Place of Organization:

         Road Town, Tortola, B.V.I.

Number of shares beneficially owned by each Reporting Person with:

7.       Sole Voting Power:

         24,500

8.       Shared Voting Power:

         0

9.       Sole Dispositive Power:

         24,500

10.      Shared Dispositive Power:

         0

11.      Aggregate Amount Beneficially Owned by Each Reporting Person:

         24,500

12.      Check if the Aggregate Amount in Row 11 Excludes Certain Shares:

         [   ]

13.      Percent of Class Represented by Amount in Row 11:

         4.9%

14.      Type of Reporting Person

         CO

1. Names of Reporting Persons S.S. or I.R.S. Identification Nos. of above persons:

         Orcus Global Inc.

2.       Check the Appropriate Box if a Member of a Group:

         (a)      [X]               (b)     [  ]

3.       SEC Use Only

4.       Source of Funds:

         WC

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

         [   ]

6.       Citizenship or Place of Organization:

         Road Town, Tortola, B.V.I.

Number of shares beneficially owned by each Reporting Person with:

7.       Sole Voting Power:

         24,500

8.       Shared Voting Power:

         0

9.       Sole Dispositive Power:

         24,500

10.      Shared Dispositive Power:

         0

11.      Aggregate Amount Beneficially Owned by Each Reporting Person:

         24,500

12.      Check if the Aggregate Amount in Row 11 Excludes Certain Shares:

         [   ]

13.      Percent of Class Represented by Amount in Row 11:

         4.9%

14.      Type of Reporting Person

         CO

1. Names of Reporting Persons S.S. or I.R.S. Identification Nos. of above persons:

         Jeeves Investments Ltd.

2.       Check the Appropriate Box if a Member of a Group:

         (a)      [X]               (b)     [  ]

3.       SEC Use Only

4.       Source of Funds:

         WC

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

         [   ]

6.       Citizenship or Place of Organization:

         Bahamas

Number of shares beneficially owned by each Reporting Person with:

7.       Sole Voting Power:

         24,500

8.       Shared Voting Power:

         0

9.       Sole Dispositive Power:

         24,500

10.      Shared Dispositive Power:

         0

11.      Aggregate Amount Beneficially Owned by Each Reporting Person:

         24,500

12.      Check if the Aggregate Amount in Row 11 Excludes Certain Shares:

         [   ]

13.      Percent of Class Represented by Amount in Row 11:

         4.9%

14.      Type of Reporting Person

         CO

1. Names of Reporting Persons S.S. or I.R.S. Identification Nos. of above persons:

         Sunnyside Holdings Ltd.

2.       Check the Appropriate Box if a Member of a Group:

         (a)      [X]               (b)     [  ]

3.       SEC Use Only

4.       Source of Funds:

         WC

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

         [   ]

6.       Citizenship or Place of Organization:

         Bahamas

Number of shares beneficially owned by each Reporting Person with:

7.       Sole Voting Power:

         24,500

8.       Shared Voting Power:

         0

9.       Sole Dispositive Power:

         24,500

10.      Shared Dispositive Power:

         0

11.      Aggregate Amount Beneficially Owned by Each Reporting Person:

         24,500

12.      Check if the Aggregate Amount in Row 11 Excludes Certain Shares:

         [   ]

13.      Percent of Class Represented by Amount in Row 11:

         4.9%

14.      Type of Reporting Person

         CO

1. Names of Reporting Persons S.S. or I.R.S. Identification Nos. of above persons:

         Arron Fediuk

2.       Check the Appropriate Box if a Member of a Group:

         (a)      [X]               (b)     [  ]

3.       SEC Use Only

4.       Source of Funds:

         PF

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

         [   ]

6.       Citizenship or Place of Organization:

         Canadian

Number of shares beneficially owned by each Reporting Person with:

7.       Sole Voting Power:

         4,000

8.       Shared Voting Power:

         0

9.       Sole Dispositive Power:

         4,000

10.      Shared Dispositive Power:

         0

11.      Aggregate Amount Beneficially Owned by Each Reporting Person:

         4,000

12.      Check if the Aggregate Amount in Row 11 Excludes Certain Shares:

         [   ]

13.      Percent of Class Represented by Amount in Row 11:

         0.8%

14.      Type of Reporting Person

         IN

1. Names of Reporting Persons S.S. or I.R.S. Identification Nos. of above persons:

         Trent Jordan

2.       Check the Appropriate Box if a Member of a Group:

         (a)      [X]               (b)     [  ]

3.       SEC Use Only

4.       Source of Funds:

         PF

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

         [   ]

6.       Citizenship or Place of Organization:

         Canadian

Number of shares beneficially owned by each Reporting Person with:

7.       Sole Voting Power:

         4,000

8.       Shared Voting Power:

         0

9.       Sole Dispositive Power:

         4,000

10.      Shared Dispositive Power:

         0

11.      Aggregate Amount Beneficially Owned by Each Reporting Person:

         4,000

12.      Check if the Aggregate Amount in Row 11 Excludes Certain Shares:

         [   ]

13.      Percent of Class Represented by Amount in Row 11:

         0.8%

14.      Type of Reporting Person

         IN

1. Names of Reporting Persons S.S. or I.R.S. Identification Nos. of above persons:

         Kent Jawant

2.       Check the Appropriate Box if a Member of a Group:

         (a)      [X]               (b)     [  ]

3.       SEC Use Only

4.       Source of Funds:

         PF

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

         [   ]

6.       Citizenship or Place of Organization:

         Canadian

Number of shares beneficially owned by each Reporting Person with:

7.       Sole Voting Power:

         16,500

8.       Shared Voting Power:

         0

9.       Sole Dispositive Power:

         16,500

10.      Shared Dispositive Power:

         0

11.      Aggregate Amount Beneficially Owned by Each Reporting Person:

         16,500

12.      Check if the Aggregate Amount in Row 11 Excludes Certain Shares:

         [   ]

13.      Percent of Class Represented by Amount in Row 11:

         3.3%

14.      Type of Reporting Person

         IN

1. Names of Reporting Persons S.S. or I.R.S. Identification Nos. of above persons:

         Wembley Holdings Ltd.

2.       Check the Appropriate Box if a Member of a Group:

         (a)      [X]               (b)     [  ]

3.       SEC Use Only

4.       Source of Funds:

         WC

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

         [   ]

6.       Citizenship or Place of Organization:

         Nassau, Bahamas

Number of shares beneficially owned by each Reporting Person with:

7.       Sole Voting Power:

         24,500

8.       Shared Voting Power:

         0

9.       Sole Dispositive Power:

         24,500

10.      Shared Dispositive Power:

         0

11.      Aggregate Amount Beneficially Owned by Each Reporting Person:

         24,500

12.      Check if the Aggregate Amount in Row 11 Excludes Certain Shares:

         [   ]

13.      Percent of Class Represented by Amount in Row 11:

         4.9%

14.      Type of Reporting Person

         CO

1. Names of Reporting Persons S.S. or I.R.S. Identification Nos. of above persons:

         Jeffrey Shear

2.       Check the Appropriate Box if a Member of a Group:

         (a)      [X]               (b)     [  ]

3.       SEC Use Only

4.       Source of Funds:

         PF

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

         [   ]

6.       Citizenship or Place of Organization:

         Canadian

Number of shares beneficially owned by each Reporting Person with:

7.       Sole Voting Power:

         24,500

8.       Shared Voting Power:

         0

9.       Sole Dispositive Power:

         24,500

10.      Shared Dispositive Power:

         0

11.      Aggregate Amount Beneficially Owned by Each Reporting Person:

         24,500

12.      Check if the Aggregate Amount in Row 11 Excludes Certain Shares:

         [   ]

13.      Percent of Class Represented by Amount in Row 11:

         4.9%

14.      Type of Reporting Person

         IN

ITEM 1 - SECURITY AND ISSUER

This statement relates to the common shares of Tripacific Development Corp. (the "Company"). The address of the principal executive office of the Company is Suite 2500, 1177 West Hastings Street, Vancouver, British Columbia, V6E 2K3.

ITEM 2 - IDENTITY AND BACKGROUND

This statement is filed by seven corporate shareholders and four individual shareholders of the Company. The shareholders, their residence or business addresses and their occupations as applicable are set forth on Exhibit 1 which is incorporated herein by reference.

All of the reporting individual shareholders are citizens of Canada. The reporting corporate shareholders are organized in the jurisdictions reported in
Exhibit 1. During the last five years, none of the reporting individual shareholders nor any officer or director of any of the corporate reporting shareholders has been convicted in a criminal proceeding. During the last five years, none of the reporting shareholders has been a party to a civil proceeding of a judicial or administrative body resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

ITEM 3 - SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

All of the reporting shareholders used private cash funds or working capital in making their purchases. The shares of the Company were acquired by the reporting shareholders for $1.66 per share. No consideration other than cash was used in the acquisition of the Company's shares. No funds were borrowed for the purpose of making the acquisitions.

ITEM 4 - PURPOSE OF TRANSACTION

The reporting shareholders acquired the Company for the purpose of ultimately effecting a business merger or an acquisition and gaining access to the public market to finance the development of the Company's business plan.

The reporting shareholders have no plans which would result in the acquisition by any person of additional securities of the Company or the disposition of shares of the Company. The Company does currently plan to expand its issued capital by a 1:31 share split for shareholders of record on September 21, 1999.

The reporting shareholders intend to give the board of directors of the Company a mandate to seek a corporate merger or an acquisition. The reporting shareholders have no present intention to effect any of the following:

1. a sale or transfer of a material amount of assets of the Company or its subsidiaries;

2.       to alter the present board of directors or management of the Company;

3. to materially change the present capitalization or dividend policy of the Company;

4.       to change the Company's business or corporate structure;

5.       to change the Company's charter, bylaws or other constating documents;

6. causing any class of securities of the Company to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system or cause any class of its equity securities to become eligible for termination of registration pursuant to section 12(g)(4) of the Securities Exchange Act.

ITEM 5 - INTEREST IN SECURITIES OF THE COMPANY

(a) As of October 4, 1999, the reporting shareholders are the beneficial owners of 500,000 common shares representing 100% of the outstanding shares of the Company.

(b) Each of the reporting shareholders has the sole power to vote and dispose of the shares attributed to that shareholder.

(c) There have been no transactions in common shares of the Company since July 18, 1997.

ITEM 6 - CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE COMPANY

By executing this Schedule 13D, each reporting shareholder agrees to this joint filing under the Securities and Exchange Act of 1934.

Except for the agreement to file jointly, there are no contracts, arrangements, understandings or relationships relating to the securities of the Company.

ITEM 7 - MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1 - Information about reporting shareholders.


                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement regarding the undersigned is true, complete and correct.

Dated October 15, 1999

NEW MEDIA ENTERPRISES


Per:     /s/ Francis H.V. Belle
         -------------------------------------
         Authorized Signatory

EVENT HORIZON LTD.


Per:     /s Edgar A.C. Hewlett
         -------------------------------------
         Authorized Signatory

SWORDFISH CAPITAL


Per:     /s/ Menna J. Vile
         -------------------------------------
         Authorized Signatory

ORCUS GLOBAL INC.


Per:     /s/ Zoe J. Walcott
         -------------------------------------
         Authorized Signatory


JEEVES INVESTMENTS LTD.


Per:     /s/ Arlene G. Cleare, Vice President
         -------------------------------------
         Authorized Signatory

SUNNYSIDE HOLDINGS LTD.


Per:     /s/ Tania Knowles, Secretary
         -------------------------------------
         Authorized Signatory

WEMBLEY HOLDINGS LTD.


Per:     /s/ Carmen Garbanzo
         -------------------------------------
         Authorized Signatory



/s/ Arron Fediuk
----------------------------------------------
Arron Fediuk


/s/ Trent Jordan
----------------------------------------------
Trent Jordan


/s/ Kent Jawant
----------------------------------------------
Kent Jawant


/s/ Jeffrey Shear
----------------------------------------------
Jeffrey Shear

                                    EXHIBIT 1


NAME                                       RESIDENCE OR BUSINESS                 PRESENT
                                           ADDRESS AND JURISDICTION OF           OCCUPATION
                                           INCORPORATION IF A COMPANY

New Media Enterprises Ltd.                 P.O. Box 119                          N/A
                                           Road Town, Tortola
                                           British Virgin Islands;
                                           Tortola, B.V.I.

Event Horizon Ltd.                         197 Main Street                       N/A
                                           Road Town, Tortola
                                           British Virgin Islands;
                                           Tortola, B.V.I.

Swordfish Capital                          P.O. Box 70                           N/A
                                           Palm Chambers
                                           Road Town, Tortola
                                           British Virgin Islands;
                                           Tortola, B.V.I.

Orcus Global Inc.                          3076 Sir Francis Drakes               N/A
                                           P.O. Box 3463
                                           Road Town, Tortola
                                           British Virgin Islands;
                                           Tortola, B.V.I.

Jeeves Investments Ltd.                    P.O. Box N - 8318                     N/A
                                           Nassau, Bahamas;
                                           Bahamas

Sunnyside Holdings Ltd.                    P.O. Box N - 8318                     N/A
                                           Nassau, Bahamas;
                                           Bahamas

Arron Fediuk                               2656 West 2nd Avenue                  Financier/Venture
                                           Vancouver, B.C.                       Capital
                                           V6K 1J9

Trent Jordan                               Suite 2500                            Financier/Venture
                                           1177 West Hastings Street             Capital
                                           Vancouver, B.C.
                                           V6E 2K3

Kent Jawant                                7731 Montcalm Street                  Businessman
                                           Vancouver, B.C.
                                           V6P 4P1

Wembley Holdings Ltd.                      c/o Suisse Security Bank & Trust      N/A
                                           Orissa House - P.O. Box N - 4801
                                           Nassau, Bahamas;
                                           Bahamas

Jeffrey Shear                              478 Spadina Road                      Businessman
                                           Toronto, Ontario
                                           M5P 2W8
